

January 15, 2025

Vimal Mehta
Chief Executive Officer
BioXcel Therapeutics, Inc.
780 East Main Street
Branford, CT 06405

> **Re: BioXcel Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 10, 2025**
> **File No. 333-284224**

Dear Vimal Mehta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Emily Johns